Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

August 13, 2014

VIA EDGAR

Mr. Robert F. Telewicz, Jr.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Annaly Capital Management, Inc.
Form 10-K for the year ended December 31, 2013
Filed February 27, 2014
File No. 001-13447

Dear Mr. Telewicz:

On behalf of Annaly Capital Management, Inc. (the “Company”), set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by letter dated July 30, 2014 with respect to our Form 10-K for the fiscal year ended December 31, 2013.

Form 10-K for the year ended December 31, 2013

Item 7.    Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.
Please tell us how you determined it was not necessary to continue to disclose, for each of the quarters in the last two years, a table showing the average amount of repurchase and reverse repurchase transactions outstanding during the quarter and the amount of these repurchase and reverse transactions outstanding as of the end of each quarter. Alternatively, please confirm that you will provide this information in future periodic filings.

Response

The Company discloses relevant information on our average and period end borrowings in the table titled “Cost of Funds on Average Interest Bearing Liabilities.” Following a review of our periodic filings, the Company determined to clarify and simplify this disclosure.  Accordingly, the table contains the relevant information for the periods covered in the particular filing.  For example, our Form 10-K filing contains borrowing information covering the latest three fiscal years, while our Form 10-Q filings include information for the current quarter and year-to-date periods compared to the prior year’s corresponding quarter and year-to-date periods.  We determined that the inclusion of other prior periods was not necessary as such periods are not a part of the financial statements reported within the respective Form 10-K or Form 10-Q, and such other prior period information is already provided as part of the Company’s prior filings that are readily available on the Company’s website, among other sources. Moreover, we have not received investor inquiries on the absence of the quarterly information and we believe the current disclosure is appropriate.

Capital Management, page 53

Distributions to Stockholders, page 55

2.
We note that you paid dividends of $1.6 million and had net cash used in operating activities of $12.9 million during the year ended December 31, 2013.  In future periodic filings, please discuss the source(s) of these distributions within your Management’s Discussion and Analysis of Financial Condition and Results of Operations, as this disparity raises concerns about the sustainability of distributions into the future.  Please provide an example of your proposed disclosure.

Response

The Company’s dividend distributions are not directly impacted by net cash related to operating activities. As a Real Estate Investment Trust (“REIT”) we are required, among other things, to distribute at least 90% of our annual taxable income to our shareholders. We alert the public to differences between GAAP and taxable calculations.  For example, the Risk Factors section of our Form 10-K includes the following:

“Our reported GAAP financial results differ from the taxable income results that impact our dividend distribution requirements and, therefore, our GAAP results may not be an accurate indicator of future taxable income and dividend distributions.”

In response to the Staff’s comment regarding the source(s) of distributions to our stockholders, beginning with our Form 10-Q for the quarterly period ended June 30, 2014, we have included the following disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

“Distributions to stockholders

We seek to generate income for distribution to our stockholders, typically by earning a spread between the yield on our assets and the cost of our borrowings. Our REIT taxable income, which serves as the basis for distributions to our stockholders, is generated primarily from this spread income.”

Risk Management, page 56

Liquidity Risk Management, page 59

Excess Liquidity, page 60

3.
You list your liquid assets on page 61.  Please tell us if any of the amounts listed are cash and securities deposited with clearing organizations and collateral held in the form of cash on margin with counterparties; to the extent it does include these items, please tell us how you determined these items were liquid assets.  Additionally, please tell us how you determined it was appropriate to include any pledged investment securities within your liquid assets.

Response

The table titled “Liquid Assets” includes cash and securities that have been pledged as collateral. For purposes of this disclosure we define liquid assets as all assets, both pledged and unpledged, that can or are being used as collateral, or can be readily converted to cash through a sale. This table should be read in conjunction with the table immediately above it, which provides a breakdown of our encumbered and unencumbered assets, by asset type, certain of which are also included in the Liquid Assets table. The two tables are intended to be complementary by providing greater insight into the liquidity of the Company by contrasting amounts and types of the Company’s encumbered and unencumbered assets, and their liquidity.

Given the disclosure described above, the Company believes it is appropriate to present encumbered assets in the liquid asset table since the liquidity of the assets describes the ease with which we can pledge or dispose of such assets in an orderly transaction without a discount due to illiquidity of the assets.  However, beginning with our Form 10-Q for the quarterly period ended June 30, 2014, we have added the following footnote to the Liquid Assets table:

“The assets listed in this table include assets that have been pledged as collateral against existing liabilities. Please refer to the Encumbered and Unencumbered Assets table for related information.”

Financial Statements

General

4.	Please tell us how you determined it was not necessary to provide the schedule required by Rule 12-29 of Regulation S-X for your commercial real estate debt.

Response

As disclosed on page 5 of the Company’s Annual Report on Form 10-K, at December 31, 2013, the total amount of the Company’s commercial real estate debt and preferred equity portfolio constituted 2.1% of the Company’s total asset portfolio.  In Section C (Schedules Of Real Estate And Accumulated Depreciation, And Of Mortgage Loans On Real Estate) of the Commission’s Codification of Staff Accounting Bulletins, Topic 7: Real Estate Companies, the Commission provides guidance related to Schedule IV (which is also known as  12-29 of Regulation S-X).  In the guidance, the Commission addresses a hypothetical situation where investments in real estate or mortgage loans on real estate are significant to the registrant.  In this situation, the Commission notes that “[a]lthough Rules 14a-3 and 14c-3 permit the omission of financial statement schedules from annual reports to shareholders, the staff is of the view that the information required by these schedules is of such significance within the real estate industry that the information should be included in the financial statements in the annual report to shareholders.”  Because the Company’s commercial real estate debt and equity is currently not a significant portion of its assets, the Company does not believe it is material to investors or required under the staff’s interpretative guidance to provide the information in the format of Rule 12-29 of Regulation S-X.

As the Company intends to increase the size and proportion of the commercial real estate business, the Company will provide the schedule in future 10-K filings.

Notes to Consolidated Financial Statements, page F-10

3. Significant Accounting Policies, page F-10

Cash and Cash Equivalents, page F-10

5.
You disclose that you had cash and securities deposited with clearing organizations and collateral held in the form of cash on margin with counterparties of $371.8 million for the year ended December 31, 2013.  Please tell us how much of the $371.8 million consisted of cash.  Further, please tell us how you determined it was not necessary to classify these amounts as restricted cash.

Response
As of December 31, 2013, the $371.8 million in deposits with clearing organizations and collateral held in the form of cash on margin with counterparties consisted entirely of cash. We have historically disclosed the amount of cash pledged as collateral in the footnotes to the financial statements.  However, beginning with our Form 10-Q for the quarterly period ended June 30, 2014, we have presented this amount as a parenthetical to the cash and cash equivalents item on our Consolidated Statement of Financial Condition.

*           *           *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letter dated July 30, 2014 to my attention at gvotek@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/ Glenn A. Votek

Glenn A. Votek
Chief Financial Officer

cc:      R. Nicholas Singh, Chief Legal Officer

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